August 30, 2010

VIA EDGAR

Jessica Plowgian, Esq.

Ms. Kathryn Jacobson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:                               Koss Corporation
Amendment No. 1 to Form 10-K for the year ended June 30, 2009
Amendment No. 1 to Form 10-Q for the fiscal period ended September 30, 2009
Amendment No. 1 to Form 10-Q for the fiscal period ended December 31, 2009
Amendment No. 1 to Form 10-Q for the fiscal period ended March 31, 2010
Filed June 30, 2010
File No. 0-03295

Dear Mss. Plowgian and Jacobson:

Set forth below are Koss Corporation’s (the “Company”) responses to the comments in your August 16, 2010 letter.  For your convenience, we have set out each of the comments set forth in the letter and follow each comment with the response of the Company.

Form 10-K for the Year Ended June 30, 2009

Explanatory Note

1.               Comment:               We note your response to comment eight from our letter dated March 8, 2010.  Please disclose how the company discovered evidence of the unauthorized transactions.

Response:                The Company first learned of the unauthorized transactions on December 18, 2009, when Michael Koss received a call from American Express security who informed Mr. Koss that wire transfers were being made from Koss corporate bank accounts to pay personal American Express expenses of Sujata Sachdeva, who was the Vice President of Finance at the time.  That evening, the Board formed an Independent Committee of Directors to conduct an independent investigation, including the retention of independent counsel and forensic accountants.  The Company immediately contacted the Federal Bureau of Investigation who conducted a criminal investigation.  These investigations along with the Company’s own review of the situation provided evidence of the unauthorized transactions.

2.               Comment:               We note that you have been named in several legal matters pertaining to the unauthorized transactions.  Please tell us why you have not reserved any amounts with respect to these claims.

Response:                At the time of the amended filings, Management was unable to reasonably estimate the loss, if any, from the claims made in the various legal matters pertaining to the unauthorized transactions.  In any event, at this point, Management believes that any loss would be covered by the Company’s existing insurance policies.

Selling, General and Administrative Expenses, page 21

Product Software Development Costs, page 24

Product Software Development Costs, page 37

3.               Comment:               We note your response to comments three and five from our letter dated March 8, 2010.  Per your response and disclosures, the increase in capitalized product software development costs in 2009 and 2008 was attributed to products to be introduced during 2011.  Additionally you incurred higher research and development costs in connection with these new products.  However, notwithstanding the increase in capital expenditures and research and development costs associated with these new products, you did not describe them in your business section which states in part that “there are no other production line differentiations other than the quality of the sound produced by the stereo headphone itself.”  Tell us the nature of the new products and whether the related software is more than incidental.

Response:                The new products build on the Company’s current expertise in headphones including a 25 year history of infra-red and radio frequency based wireless enabled headphones.  The software development is the core foundation of the new products which will allow the listener to purchase a “customizable” Koss stereophone or earbud directly from the company and to connect that same device to various music sources with, or without the use of wires.

Restatement of Consolidated Financial Statements, page 39

4.               Comment:               We note your presentation of per share amounts for certain components of your statements of operations.  Tell us why it would be appropriate to provide per share amounts which are not performance measures.  Refer to Question 102.05 of Compliance & Disclosure Interpretations (“C&DIs”)- Non-GAAP Financial Measures at http://www.sec.gov/divisions/ corpfin/guidance/nongaapinterp.htm.  Please also address this comment in your Forms 10-Q/A.

Response:                The table on page 39 is a summarized reconciliation of the impact on net income and operations resulting from the unauthorized transactions and other accounting adjustments made in the restatement process and documented in detail in the amended filings.  The Company believes the per share information is meaningful in that it facilitates the readers’ understanding of the impact on earnings of the unauthorized transactions, the portion of the unauthorized transactions previously recorded in the income statement, and the additional restatement adjustments.

Table G, page 48

5.               Comment:               We note the components of “restatement adjustments related to inventory.”  Tell us how you recorded the adjustments to inventories related to “obsolete and slow-moving inventory” and “prepaid inventory.”

Response:                Obsolete and slow moving inventory was reviewed in detail with the primary adjustment being applied to the balance sheet as of July 1, 2007.  It is included in “increase in valuation reserves and cost adjustments” in the table on page 51, which details the components of the net adjustment to stockholders’ equity at July 1, 2007.  The adjustments to subsequent inventory carrying amounts were based on further review of and changes to inventory at those dates.

Prepaid inventory was reclassified from inventory to deposits since the amounts represented advance payments to suppliers.

Item 4. Controls and Procedures

6.               Comment:               Please tell us when management anticipates the deficiencies in your disclosure controls and procedures and internal control over financial reporting will be corrected.

Response:                Management believes that, except for segregation of duties within information technology as identified in the amended filings, all of the remaining deficiencies in disclosure controls and internal control over financial reporting have already been corrected as of June 30, 2010.  The issue involving segregation of duties within information technology should be corrected with the implementation of a new business system, which is planned to be in place by the end of the fiscal year ended June 30, 2011.  Based on the ways that the Company has addressed the deficiencies as described in the Company’s Annual Report on Form 10-K/A, including the improvements to the controls and procedures related to journal entries and account reconciliations to include improved segregation of duties within this function, review and approval of reconciliations, and approval of manual journal entries, Management believes that its internal control over financial reporting is now effective even with the ongoing issue involving the segregation of duties within information technology as stated above.

Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March 31, 2010

Condensed Consolidated Statements of Cash Flows, page 6

7.               Comment:               Tell us the nature of the $4.3 million provision for deferred income taxes.

Response:                In the June 30, 2009 restated balance sheet, there were significant deferred tax assets related to the future deductibility of the unauthorized transactions, which are not deductible for tax purposes until the year of discovery.  In addition, there was an income tax payable of $4.4 million because of the taxes related to the portion of the unauthorized transactions deducted in prior year’s tax returns.  These unauthorized transactions are deductible for tax purposes in the year ended June 30, 2010.  As a result of the deductibility in fiscal year 2010, the deferred tax benefit related to the unauthorized transactions reverses and the income tax payable also reverses.  The assumption is that the tax loss for fiscal year 2010 created by the deduction of the unauthorized transactions will be carried back resulting in an income tax receivable.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (414) 964-5000.

Very truly yours,

/s/ David D. Smith

David D. Smith
Chief Financial Officer

cc:         Mr. Michael Koss, Koss Corporation

Mr. John Garda, K&L Gates LLP

Mr. Alan Berkeley, K&L Gates LLP